SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated August 14, 2008.

Document 1

For Immediate Release	August 14, 2008
RM: 11 – 08

Crystallex Updates Shareholders on the Las Cristinas Permitting Dialogue

TORONTO, ONTARIO, August 14, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today updated shareholders and stakeholders regarding the ongoing dialogue and process between the Venezuelan Ministry of Environment and Natural Resources (“MinAmb”) and Crystallex regarding Authorization to Affect Natural Resources (the “Permit”) at the Las Cristinas Gold Project.

On June 24, 2008, Crystallex advised shareholders and stakeholders that it was invited to a meeting by representatives of MinAmb including the Vice-Minister.  At the meeting, Crystallex was informed that MinAmb was instructed by the Government of Venezuela to reconsider issuance of the Las Cristinas Permit by discussing with Crystallex possible modifications to the Las Cristinas Project to diminish the environmental impacts of the project and thus enable the Permit to be issued.  The modifications suggested by the MinAmb representative fall within three main categories:

•	Further improvements to optimising the social projects in the area.
•	Mitigating the impact of open-vein mining in the currently affected areas of the Imataca Forest Reserve.
•	Improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.

The Company prepared a report which addressed these three areas and the report has been submitted to MinAmb. In addition, as part of the ongoing process towards the issuance of the Permit on August 7th and 8th, 2008, a team from MinAmb led by the Vice-Minister completed a site visit of the Las Cristinas Project. As part of this visit, the team inspected the social projects including the medical clinic and sewage treatment facility which are both currently under construction.

Commenting on the process, Mr. Robert Fung, Crystallex Chairman and CEO stated, “While it’s early to predict the results of the process, we are encouraged by the progress made and the completion of the site visit, and remain optimistic about a prompt and successful completion of the process.”

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 14, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer